SECOND AMENDED SCHEDULE A

TO THE

INVESTMENT ADVISORY AGREEMENT

BETWEEN ADVISERS INVESTMENT TRUST

AND

VONTOBEL ASSET MANAGEMENT, INC.

Name of Fund	Compensation*
Vontobel Global Emerging Markets Equity Institutional Fund	Annual rate of 0.8000 % of the average daily net assets of the Fund.

Vontobel International Equity Institutional Fund	Annual rate of 0.7500 % of the average daily net assets of the Fund.

Vontobel Global Equity Institutional Fund	Annual rate of 0.7000 % of the average daily net assets of the Fund.

Effective: January 1, 2015

Advisers Investment Trust

By:	/s/ Dina Tantra
Name:	Dina Tantra
Title:	President

Vontobel Asset Management, Inc.

By:	/s/ Joseph Mastoloni
Name:	Joseph Mastoloni
Title:	CCO

Vontobel Asset Management, Inc.

By:	/s/ Philipp Hensler
Name:	Philipp Hensler
Title:	Co-CEO

*	All fees are computed daily and paid monthly.